Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-223502

Supplementing the Preliminary Prospectus

Supplement dated August 6, 2018

(To the Prospectus dated March 7, 2018)

INTERCONTINENTAL EXCHANGE, INC.

August 6, 2018

$400,000,000 3.450% SENIOR NOTES DUE 2023

$600,000,000 3.750% SENIOR NOTES DUE 2028

$1,250,000,000 4.250% SENIOR NOTES DUE 2048

The information in this pricing term sheet relates to the offering (the “Offering”) of 3.450% Senior Notes due 2023, 3.750% Senior Notes due 2028 and 4.250% Senior Notes due 2048 (collectively, the “Notes”) of Intercontinental Exchange, Inc. (the “Issuer”), and should be read together with the preliminary prospectus supplement dated August 6, 2018 relating to the Offering, and the accompanying prospectus dated March 7, 2018 included in the Issuer’s Registration Statement on Form S-3 (File No. 333-223502) (as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”). Capitalized used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer:	Intercontinental Exchange, Inc.

Expected Ratings (Moody’s / S&P)*:	A2/A

Securities:	3.450% Senior Notes due 2023 (the “2023 Notes”) 3.750% Senior Notes due 2028 (the “2028 Notes”) 4.250% Senior Notes due 2048 (the “2048 Notes”)

Principal Amount:	$400,000,000 of the 2023 Notes $600,000,000 of the 2028 Notes $1,250,000,000 of the 2048 Notes

Trade Date:	August 6, 2018

Settlement Date:	August 13, 2018 (T+5)

Maturity:	September 21, 2023 for the 2023 Notes September 21, 2028 for the 2028 Notes September 21, 2048 for the 2048 Notes

Interest Payment Dates:	Semi-annually on March 21 and September 21 of each year, commencing March 21, 2019

Coupon (Interest Rate):	3.450% for the 2023 Notes 3.750% for the 2028 Notes 4.250% for the 2048 Notes

Price to Public:	99.954% of the principal amount for the 2023 Notes 99.239% of the principal amount for the 2028 Notes 99.288% of the principal amount for the 2048 Notes

Benchmark Treasury:	2.750% due July 31, 2023 for the 2023 Notes 2.875% due May 15, 2028 for the 2028 Notes 3.000% due February 15, 2048 for the 2048 Notes

Benchmark Treasury Price and Yield:	99-23 1⁄4 / 2.809% for the 2023 Notes 99-14 / 2.941% for the 2028 Notes 98-07+ / 3.092% for the 2048 Notes

Spread to Benchmark Treasury:	T + 65 basis points for the 2023 Notes T + 90 basis points for the 2028 Notes T + 120 basis points for the 2048 Notes

Yield to Maturity:	3.459% for the 2023 Notes 3.841% for the 2028 Notes 4.292% for the 2048 Notes

Optional Redemption:

2023 Notes: Make-whole call at any time prior to August 21, 2023 (one month prior to the maturity date of the 2023 Notes) at T+10 basis points; par call at any time on or after August 21, 2023 (one month prior to the maturity date of the 2023 Notes).

2028 Notes: Make-whole call at any time prior to June 21, 2028 (three months prior to the maturity date of the 2028 Notes) at T+15 basis points; par call at any time on or after June 21, 2028 (three months prior to the maturity date of the 2028 Notes).

2048 Notes: Make-whole call at any time prior to March 21, 2048 (six months prior to the maturity date of the 2048 Notes) at T+20 basis points; par call at any time on or after March 21, 2048 (six months prior to the maturity date of the 2048 Notes).

Net Proceeds to the Issuer (Before Offering Expenses):	$2,219,112,500 ($397,416,000 from the 2023 Notes, $591,534,000 from the 2028 Notes and $1,230,162,500 from the 2048 Notes)

CUSIP Number:	45866F AG9 for the 2023 Notes 45866F AJ3 for the 2028 Notes 45866F AH7 for the 2048 Notes

ISIN Number:	US45866FAG90 for the 2023 Notes US45866FAJ30 for the 2028 Notes US45866FAH73 for the 2048 Notes

	2023 Notes	2028 Notes	2048 Notes

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC MUFG Securities Americas Inc. ICBC Standard Bank Plc PNC Capital Markets LLC	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC MUFG Securities Americas Inc. Loop Capital Markets LLC Mizuho Securities USA LLC	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC MUFG Securities Americas Inc. BBVA Securities Inc. BMO Capital Markets Corp. Fifth Third Securities, Inc.

Senior Co-Managers:	BBVA Securities Inc. BMO Capital Markets Corp. Fifth Third Securities, Inc. Loop Capital Markets LLC Mizuho Securities USA LLC	BBVA Securities Inc. BMO Capital Markets Corp. Fifth Third Securities, Inc. ICBC Standard Bank Plc PNC Capital Markets LLC	ICBC Standard Bank Plc Loop Capital Markets LLC Mizuho Securities USA LLC PNC Capital Markets LLC

Co-Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC SG Americas Securities, LLC Goldman Sachs & Co. LLC	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC SG Americas Securities, LLC Goldman Sachs & Co. LLC	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC SG Americas Securities, LLC Goldman Sachs & Co. LLC

*

Note: An explanation of the significance of securities ratings may be obtained from the assigning rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the 2023 Notes, the 2028 Notes and the 2048 Notes should be evaluated independently from similar ratings of other securities. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or on the next two business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC or MUFG Securities Americas Inc. can arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or dg.prospectus_requests@baml.com, Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or wfscustomerservice@wellsfargo.com, or MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or prospectus@us.sc.mufg.jp.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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